Exhibit 99.1

AMTD Digital Expects to Achieve Over 50% Increase in Net Profit for FY23

August 16, 2023 09:10 AM Eastern Daylight Time

PARIS—(BUSINESS WIRE)—AMTD Digital Inc. (“AMTD Digital” or the “Company”) (NYSE: HKD), a comprehensive one-stop digital solutions platform headquartered in France, announced today that it is expected to achieve a significant increase of over 50% in net profit after tax for the year ended 30 April 2023, as compared to the previous year.

As of FY23, AMTD Digital has embarked upon impressive new innovative business approaches resulting in a strong momentum of growth trends and developments after its IPO listing last year, particularly in the media, entertainment and culture side of the business. Recent milestones achieved include the roll-out of AMTD World Media and Entertainment Group (“AMTD WME”) and the acquisition of The Art Newspaper (subject to customary closing conditions), both jointly achieved with AMTD Group and AMTD IDEA Group (NYSE: AMTD; SGX: HKB). The continuous expansion of L’Officiel Inc. SAS into more countries across Asia on top of the currently comprehensive footprint in China, Korea, Singapore, Malaysia, Vietnam, Thailand, Philippines to name a few countries, have played a critical role behind this impressive growth.

In addition to the above, it is worth noting the injection into AMTD Digital earlier this year by AMTD IDEA Group of its entire equity interest in AMTD Assets Group. The asset injection, at a fair market value of approximately US$500 million and a net deal consideration of US$268 million, after deducting the outstanding liabilities associated with the properties, has equipped AMTD Digital with a global portfolio of premium whole building properties, which includes Dao by Dorsett AMTD Singapore as well as properties in Hong Kong and Canada. AMTD Digital has built strategies to expand and continuously build a network of AMTD hotels and food and beverage businesses to include a global roll-out plan of L’Officiel Coffee.

About AMTD Group

AMTD Group is a conglomerate with core business portfolio to span across financial services, digital solutions, media and entertainment, education and training, and premium assets.

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system — the “AMTD SpiderNet” — AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital financial services, SpiderNet ecosystem solutions, digital media, content and marketing, as well as digital investments. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.com